82-3721

Accenture Services, s.r.o.
Pracovisko:
Vlčie hrdlo • 824 12 Bratislava
Tel : (02) 4055 8818• Fax: (02) 4055 8044
accenture.com

02 DEC 10 AM 12:12

accenture

02060638

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Room 3045 (Stop 3-9)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

OUR REF.
0SB14/2002/90

BRATISLAVA
November 14, 2002

Re: Extraordinary General Meeting

Dear Sirs,

With reference to the Power of attorney in relation with the business relationships between Slovnaft, a.s. and Securities and Exchange Commission dated 25 October 2002 we enclose the notice of an Extraordinary General Meeting.

Yours sincerely,

Accenture Services, s.r.o.
Vlčie hrdlo
824 12 Bratislava
Slovenská republika

Marta Molnárová
Financial and Accounting Services Director
Accenture Services, s.r.o.

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

dw 12/23

Enclosure
1. Notice of an Extraordinary General Meeting

Slovnaft

The Board of Directors

of Slovnaft, a. s.,

having its registered office at Vlčie hrdlo, Bratislava 824 12

convenes

an EXTRAORDINARY GENERAL MEETING

which shall be held

on 17th December, 2002 at 10:00 a.m.

in the Conference hall of hotel Holiday Inn, at Bajkalská 25/A, Bratislava

Agenda:

1. Opening
2. Approval of the Procedural Rules of the company's General Meeting
3. Election of the Chairman of the General Meeting, the minutes taker, the minutes verifiers and the persons authorised to count the votes
4. Discussion on the Annual Report and approval of the Consolidated Financial Statements for 2001
5. Approval of the amendments to the company's Articles of Association and the consolidated version thereof
6. Approval of service agreements entered into with members of the company's bodies
7. Conclusion

Registration of shareholders: 08:30 – 09:45 a.m. in front of the conference hall

At registration, the shareholders shall produce the following documents:

- *individuals shall produce an ID card,*
- *entities shall produce an excerpt from the Commercial Register or a notarised copy thereof, statutory representatives of entities shall be identified on the basis of an ID card,*
- *if a shareholder is represented by a proxy, the proxy shall produce the power of attorney specifying the scope of authorisation with notarised signature of the represented person.*

<u>Shareholders, please note that:</u>

- *the proposed amendments to the Articles of Association relate in particular to:*
  - *widening of the scope of, and formal re-ordering of, the business activities,*
  - *bringing the Articles of Association in line with the amendment to the Commercial Code (Act no. 500/2001 Coll.).*
- *All underlying documents to be discussed in the General Meeting shall be available for inspection by the shareholders during a period of 30 days before the date of the General Meeting in the company's seat, or may be sent to a shareholder upon his written request at the address designated by such shareholder and at such shareholder's cost and danger.*

The record date for the exercise of the right to attend the Extraordinary General Meeting, to vote in such meeting, to ask the meeting for information, explanations and make proposals is 12th December, 2002.

Costs incurred in connection with the attendance at the Extraordinary General Meeting shall be borne by the shareholders themselves.

Done in Bratislava, on 7th November, 2002

Zoltán Áldott
Vice Chairmen of the Board of Directors

Slavomír Hatina
Chairman of the Board of Directors